

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

October 22, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SPDR® Series Trust, under the Exchange Act of 1934.

- SPDR Kensho Clean Power ETF

- SPDR Kensho Final Frontiers ETF

- SPDR Kensho New Economies Composite ETF

Sincerely,

